

December 21, 2012

Via E-mail
Mr. Randy M. Griffin
Chairman and Chief Executive Officer
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 615
Dallas, Texas 75254

> **Re:** **Mesa Energy Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2012**
> **File No. 0-53972**

Dear Mr. Griffin:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout your proxy statement and the registration statement on Form S-4 filed by Armada Oil, Inc. (File No. 333-185185). In addition, where comments on the Armada registration statement are applicable to disclosure in your proxy statement, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

2. Please provide us on a supplemental basis with the board books prepared by Moyes & Co. in connection with this transaction.

The Acquisition, page 70

Background to the Acquisition, page 70

3.   Please disclose when Mr. Griffin first communicated with other Mesa directors about the proposed business combination with Armada.

4.   Please disclose whether Mesa considered any alternatives to a business combination with Armada, and disclose why any such alternatives were not pursued.

5.   We note your disclosure on page 71 that on September 28, 2012, Mesa and Armada executed a joint agreement to engage C. K. Cooper as joint financial advisor for the proposed business combination. Please disclose what consideration Mesa gave to C. K. Cooper's potential conflict of interest, given that Armada had previously retained C. K. Cooper to provide investment banking services.

6.   Please disclose the scope of C. K. Cooper's assignment and the compensation paid, or to be paid, for its services.

7.   Please identify the individuals at Mesa and Armada who were responsible for negotiating the terms of the transaction. Also describe in detail the roles of Mr. Cerna and Mr. Hern, given that those two individuals are affiliated with both parties and therefore appear to have the potential for conflicts of interest. For instance, disclose whether they ever recused themselves from discussions or board votes regarding the transaction.

8.   Please disclose how the parties arrived at the proposed exchange ratio in the October 1, 2012 letter of intent.

9.   Please disclose in greater detail the discussions between the parties concerning the proposed management and board structure for the combined company.

10.   Please describe the additional negotiations that led to the agreed increase in the proposed exchange ratio on November 6, 2012.

11.   Please disclose when Mesa retained Moyes & Co. Also disclose the scope of Moyes & Co.'s assignment and the compensation paid, or to be paid, for its services.

Mesa's Reasons for the Acquisition, page 75

12.   We note your disclosure about the factors considered by the Mesa board of directors in making its determination regarding the acquisition. Please provide more detail regarding the consideration of each of the following stated factors:

- the opportunity to leverage Mesa's oil and gas production and proved undeveloped drilling locations in south Louisiana; and

- the prospect of a stock listing on a national securities exchange within a relatively short time after closing.

13.   Refer to the following sentence on page 77: "The foregoing discussion of the factors considered by Mesa's Board of Directors is not exhaustive, but Mesa believes it includes many of the material factors considered by Mesa's Board of Directors in its consideration of the Acquisition, the Acquisition Agreement and the transactions contemplated thereby." Please revise your filing to disclose all material factors considered by the Mesa board of directors.

Fairness Opinion, page 77

14.   Please expand your disclosure under the above-referenced heading to include all of the information required by Item 1015(b) of Regulation M-A. As an example only, please furnish a summary concerning the fairness opinion with the information required by Item 1015(b)(6). Please ensure that such summary includes additional detail regarding the procedures followed and the bases for and methods of arriving at the fairness opinion, such as additional information regarding how the fairness advisor selected the compared transactions, and the advisor's conclusions regarding the consideration offered in such transactions as compared to the consideration offered to your shareholders in connection with your business combination with Armada Oil.

15.   The staff notes that the fairness opinion indicates that it is "solely for the information, assistance and benefit" of the Mesa board of directors. We also note the limitations on reliance by any other person without the prior consent of Moyes & Co. Because they are inconsistent with the disclosures relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for the belief of Moyes that shareholders cannot rely upon the opinion to support any claims against Moyes arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a defense will have no effect on the rights and responsibilities of either Moyes or the board of directors under the federal securities laws.

16.   Please disclose whether you currently plan to obtain an updated fairness opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Randy M. Griffin
Mesa Energy Holdings, Inc.
December 21, 2012
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief